FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 12, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



 Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary shares at a price of GBP10.95 per Ordinary share on 11 February 2008 through the Company's ShareReward Plan ("the Plan") which the under mentioned persons entered on 5 October 2001:


Mr J S Heslop       Acquisition of 11 Ordinary shares under the partnership
                    element of the Plan (personal contribution)


                   Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)


Mr R M Bondy       Acquisition of 11 Ordinary shares under the partnership
                   element of the Plan (personal contribution)


                   Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)


Mr E J Gray        Acquisition of 11 Ordinary shares under the partnership
                   element of the Plan (personal contribution)


                   Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)


Mr D Learmouth     Acquisition of 11 Ordinary shares under the partnership
                   element of the Plan (personal contribution)


                   Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)


Mr A P Witty       Acquisition of 11 Ordinary shares under the partnership
                   element of the Plan (personal contribution)


                   Acquisition of 11 Ordinary shares under the matching element of the Plan (Company contribution)

The Company and the above-mentioned persons were advised of this information on 12 February 2008.



This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).





S M Bicknell

Company Secretary



12 February 2008


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 12, 2008                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc